Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    April    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________





HEAD OF INVESTOR RELATIONS APPOINTED

VANCOUVER, BRITISH COLUMBIA, April 23 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "PVM") is pleased to announce that it has engaged Mr. Ray Lagace of Vancouver, British Columbia, to manage the Company's investor relations functions. Mr. Lagace will initiate and maintain contact with the financial community, shareholders and investors and assist Pine Valley's management in strategizing, formulating and implementing a communications program. Mr. Lagace has been engaged under a consulting agreement having an initial term of six months. He will be paid cash consulting fees of $3,000 per month, and will be reimbursed for expenses that have been pre-approved by the Company. In addition, Mr. Lagace has been granted 50,000 stock options under the Company's option plan exercisable at a price of
$1.01 per share for a five-year period.   Mr. Lagace does not currently own any
securities of the Company

An additional 35,000 stock options exercisable at a price of $1.01 per share for a five-year period have also been granted to an employee.

Pine Valley is progressing towards commencing production at the Willow Creek coal mine in late June 2004 following the agreement in principle for a $10 million CAD (US$7.6 million) debt facility. The Willow Creek coal mine will begin operations shipping run-of-mine PCI coal (pulverised coal injection) at a rate of approximately 45,000 tonnes per month.


PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
Graham Mackenzie
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                       Ray Lagace
President & CEO                        Head of Investor Relations
(604) 682-4678                        (604) 682-4678
Vancouver, British Columbia, Canada
 graham.mackenzie@radiant.net          raylagace@radiant.net




The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.







                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    April 23, 2004                    " Graham Mackenzie "
                                      President and Chief Executive Officer